10026740

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53489

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vector Securities International, L.L.C

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1751 Lake Cook Rd., Suite 350
(No. and Street)

Deerfield	IL	60015
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ostrow Reisin Berk & Abrams, Ltd.
(Name – *if individual, state last, first, middle name*)

455 N. Cityfront Plaza	Chicago	IL	60611
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 01 2010
Washington, DC
106

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas C. Dorn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vector Securities International, L.L.C., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Thomas C Dorn
Signature

Chief Operating Officer
Title

Kathleen H Stanley 2/19/10
Notary Public

OFFICIAL SEAL
KATHLEEN H STANLEY
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:08/09/11

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ostrow
Reisin
Berk &
Abrams,
Ltd.

Certified Public Accountants*
NBC Tower - Suite 2600
455 N. Cityfront Plaza Dr.
Chicago, IL 60611-5379

Telephone 312.670.7444
Facsimile 312.670.8301
E-mail info@orba.com
Web site www.orba.com

Independent Affiliate of BKR International

Independent Auditors' Report

Member
Vector Securities International, L.L.C.
Deerfield, Illinois

We have audited the accompanying statement of financial condition of Vector Securities International, L.L.C. (the Company) as of December 31, 2009 and 2008 and the related statements of operations, changes in member's capital and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vector Securities International, L.L.C. as of December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such additional information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, Illinois
February 23, 2010

VECTOR SECURITIES INTERNATIONAL, L.L.C.

STATEMENT OF FINANCIAL CONDITION

December 31,	2009	2008
ASSETS		
Cash and cash equivalents	$ 209,095	$ 305,391
Due from affiliates	40,822	2,566
Property and equipment, net of accumulated depreciation	19,256	30,588
Other assets	66,890	66,890
Total assets	$ 336,063	$ 405,435
LIABILITIES AND MEMBER'S CAPITAL		
Liabilities:		
Accounts payable and accrued expenses	$ 3,000	$ 2,500
Deferred rent	11,378	15,957
Total liabilities	14,378	18,457
Member's capital	321,685	386,978
Total liabilities and member's capital	$ 336,063	$ 405,435

See notes to financial statements.

VECTOR SECURITIES INTERNATIONAL, L.L.C.

STATEMENT OF OPERATIONS

Years ended December 31,	2009	2008
Revenues:		
Advisory fees	$ 173,209	$ 3,164,652
Interest income	334	8,675
Other	165,000	191,008
Total revenues	338,543	3,364,335
Expenses:		
Employee compensation	256,398	3,186,727
Professional fees	20,661	30,480
Rent, net	1,004	11,844
Insurance	75,713	87,941
Telephone	7,774	27,651
Travel and entertainment	5,971	(986)
Depreciation and amortization	11,332	10,168
Other	24,983	34,818
Total expenses	403,836	3,388,643
Net loss	$ (65,293)	$ (24,308)

See notes to financial statements.

VECTOR SECURITIES INTERNATIONAL, L.L.C.

STATEMENT OF CHANGES IN MEMBER'S CAPITAL

Member's capital, January 1, 2008	$ 411,286
Net loss	(24,308)
Member's capital, December 31, 2008	**386,978**
Net loss	**(65,293)**
Member's capital, December 31, 2009	**$ 321,685**

See notes to financial statements.

VECTOR SECURITIES INTERNATIONAL, L.L.C.

STATEMENT OF CASH FLOWS

Years ended December 31,	2009	2008
Operating activities:		
Net loss	$ (65,293)	$ (24,308)
Adjustments to reconcile net loss to cash used in operating activities:		
Depreciation and amortization	11,332	10,168
(Increase) decrease in operating assets:		
Due from affiliates	(38,256)	(2,096)
Prepaid expense		3,789
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	500	
Deferred rent	(4,579)	(2,099)
Cash used in operating activities	(96,296)	(14,546)
Investing activity:		
Acquisition of property and equipment		(15,787)
Cash used in investing activity		(15,787)
Decrease in cash and cash equivalents	(96,296)	(30,333)
Cash and cash equivalents, beginning of year	305,391	335,724
Cash and cash equivalents, end of year	$ 209,095	$ 305,391

See notes to financial statements.

VECTOR SECURITIES INTERNATIONAL, L.L.C.

NOTES TO FINANCIAL STATEMENTS

1. Organization and summary of significant accounting policies

Operations:

Vector Securities International, L.L.C. (the Company) was organized on July 27, 2001, pursuant to the provisions of the Delaware Act and commenced operations on November 1, 2001. The Company, headquartered in Deerfield, Illinois, is registered as a securities broker-dealer under the Securities Exchange Act of 1934 and a registered member of the Financial Industry Regulatory Authority (FINRA). The Company engages in mergers and acquisition advisory services.

The Company is wholly-owned by Vector Securities, L.L.C. (the Parent), a related entity that acts as a holding company, comprised of private investors who also manage the Company.

If cash flows from operations are insufficient to fund any cash shortfalls necessary for the Company to continue as a going concern, the Parent has the ability and intent to infuse more capital into the Company sufficient for the Company to continue operations.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents:

The Company considers all highly liquid investments with a maturity of less than 90 days at the time of purchase to be cash and cash equivalents.

Concentration of risk:

The Company places its cash in bank accounts which, at times, may exceed federally-insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risk on cash and equivalents.

Property and equipment and related depreciation:

Property and equipment are stated at cost. Depreciation is calculated using straight-line methods over the estimated useful lives of the assets.

1. Organization and summary of significant accounting policies (continued)

Revenue recognition:

The Company earns fees exclusively from client engagements related to mergers and acquisitions. Such fees typically take the form of (1) retainers, (2) opinion letters and/or (3) advisory fees and are recognized under the completed contract method, when the collection and amount of fees are assured. Expenses are recognized when incurred.

Income taxes:

The Company is treated as a partnership for income tax purposes and is not liable for federal or state income taxes. Each individual member is required to report his or her distributive share of realized income, gain, loss, deductions or credits on his or her own income tax return.

Fair value measurements:

As required by the Fair Value Measurements and Disclosures of the FASB Accounting Standards Codification, the Company defines fair value, expands the disclosure requirements around fair value and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. The value of all of the Company's assets and liabilities which are required to be carried at fair value are considered Level 1 assets and liabilities.

2. Commitments

The Company leases office space under a non-cancelable operating lease agreement expiring on June 30, 2011. The lease agreement includes an escalation clause which has been computed using a straight-line method for financial reporting purposes. The future minimum payments under this non-cancelable lease are as follows:

Year ending December 31:	Amount
2010	$ 74,325
2011	37,793
Total	$ 112,118

2. Commitments (continued)

In addition to monthly lease payments, the lease agreement requires the Company to pay its prorated share of the real estate taxes, insurance and maintenance expenses related to the building. A material portion of these minimum lease payments, real estate taxes, insurance and maintenance expenses are reimbursed to the Company from affiliated and non-affiliated entities that sublease space from the Company.

3. Related-party transactions

The Company has a cost-sharing agreement with the Parent and various affiliates. At December 31, 2009 and 2008, the Company had $40,822 and $2,566 in "Due from affiliates", respectively.

The Company has administrative service and furniture rental agreements with Vector Fund Management, L.P., a fund manager that shares office space with the Company. For the years ended December 31, 2009 and 2008, the Company earned $165,000 and $124,000 from these agreements, respectively.

The Company was also under contract to receive payments for lease and other operating costs from Vector Fund Management, L.P. for a portion of the space that it occupied. The Company had rent expense, net of the above mentioned lease and sublease income, for the years ended December 31, 2009 and 2008 of $1,004 and $11,844, respectively.

4. Retirement plan

During the year ended December 31, 2009, the Company terminated its 401(k) plan. No contributions were made for either the years ended December 31, 2009 or 2008.

5. Subsequent events

Management of the Company has reviewed and evaluated subsequent events from December 31, 2009, the financial statement date, through February 23, 2010, the date the financial statements were available to be issued. No events have occurred in this period that would be required to be recognized and/or disclosed in these financial statements as required by generally accepted accounting principles.

6. Net capital requirement

As a registered broker-dealer with the Securities and Exchange Commission (the SEC), the Company is subject to the SEC's net capital rule (Rule 15c3-1) and is required to maintain "minimum net capital" equal to the greater of $5,000 or 6-2/3% of "aggregate indebtedness," as these terms are defined. At December 31, 2009 and 2008, the Company had net capital of $194,717 and $286,934, which was $189,717 and $281,934 in excess of the required minimum net capital of $5,000, respectively. The Company's ratio of aggregate indebtedness to net capital was 0.07:1 and 0.06:1 at December 31, 2009 and 2008, respectively. Withdrawals of capital are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

VECTOR SECURITIES INTERNATIONAL, L.L.C.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

Year ended December 31, 2009	
Net capital:	
Member's capital	$ 321,685
Non-allowable assets:	
Due from affiliates	40,822
Property and equipment	19,256
Other assets	66,890
Total non-allowable assets	126,968
Net capital	194,717
Net capital requirement	5,000
Excess net capital	$ 189,717
Ratio of aggregate indebtedness to net capital	0.07:1
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 3,000
Deferred rent	11,378
Total aggregate indebtedness	$ 14,378

There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2009 unaudited FOCUS Part II Report.

VECTOR SECURITIES INTERNATIONAL, L.L.C.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

Vector Securities International, L.L.C. is exempt from Rule 15c3-3 of the Securities and Exchange Commission under Paragraph (k)(2)(i) of that rule.

Ostrow
Reisin
Berk &
Abrams,
Ltd.

Certified Public Accountants*
NBC Tower - Suite 2600
455 N. Cityfront Plaza Dr.
Chicago, IL 60611-5379

Telephone 312.670.7444
Facsimile 312.670.8301
E-mail info@orba.com
Web site www.orba.com

Independent Affiliate of BKR International

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL

Member
Vector Securities International, L.L.C.
Deerfield, Illinois

In planning and performing our audit of the financial statements of Vector Securities International, L.L.C. (the Company) as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

*Also licensed to practice by the State of Florida

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A material weakness is a deficiency or a combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first paragraph and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and, therefore, there can be no assurance that all such deficiencies have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, Illinois
February 23, 2010